United States securities and exchange commission logo





                              March 4, 2021

       Brian Cook
       Chief Executive Officer
       Janus Parent, Inc.
       14 Fairmount Avenue
       Chatham, New Jersey 07928

                                                        Re: Janus Parent, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed February 8,
2021
                                                            File No. 333-252859

       Dear Mr. Cook:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 Registration Statement

       General

   1.                                                   Please disclose the
anticipated use of the funds from the trust and PIPE.
       Cover Page, page i

   2. Please revise to limit your cover page in accordance with Item 501(b) of Regulation S-K.
   3.                                                   Please include
disclosure on the cover page that upon consummation of the Business
                                                        Combination, Parent
will become the public company and change its name to Janus
                                                        International Group,
Inc.
 Brian Cook
FirstName  LastNameBrian Cook
Janus Parent, Inc.
Comapany
March      NameJanus Parent, Inc.
       4, 2021
March2 4, 2021 Page 2
Page
FirstName LastName
Q: What interests do JIH's current officers and directors have in the Business Combination?, page xi

4. Please quantify the interests each of your sponsor, current officers and directors will receive in the business combination by listing the value of the securities as of the most recent practicable date. Include the PIPE investors in your discussion. Please make similar changes throughout the proxy statement/prospectus.
Summary of the Proxy Statement/Prospectus, page 1

5. Please revise to include a brief discussion of the business of Janus International in this section. Please identify CCG, and state that you expect that it will control the voting of at least 50% of Parent's outstanding common stock. In addition, please state whether the company will be a controlled company under NYSE listing standards. Selected Historical Financial Information of JIH, page 19

6. Please clarify that the amounts shown in the comparative 2019 column are for the period from August 12, 2019 (Inception) through December 31, 2019, and separately provide a column with the amounts for the comparative period ended September 30, 2019. In addition, please give consideration to disclosing the statements of cash flows data for JIH for the respective periods, similar to that provided for Midco shown on page 22.
Parent's amended and restated certificate of incorporation, page 40

7. Please revise to make your disclosure here and on page 223 consistent with the exclusive forum provision in your amended and restated certificate of incorporation. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any
derivative action.    Please
         disclose whether this provision applies to actions arising under the Securities Act or
         Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Further, additional provisions designated as (x) and
         (y) relating to deemed consent regarding personal jurisdiction and service of process are included in the amended and restated certificate of incorporation but are not disclosed.
The Business Combination Agreement, page 76

8. Notwithstanding the disclaimers, the representations, warranties, and covenants in the
 Brian Cook
FirstName  LastNameBrian Cook
Janus Parent, Inc.
Comapany
March      NameJanus Parent, Inc.
       4, 2021
March3 4, 2021 Page 3
Page
FirstName LastName
         business combination agreement filed with the proxy statement/prospectus constitute public disclosure for purposes of the federal securities laws, and you are responsible for considering whether additional specific disclosures of material information about material contractual provisions of the business combination agreement are required to make the statements in the proxy statement/prospectus not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties, and covenants in the business combination agreement, you have provided corrective disclosure in the proxy statement/prospectus. Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants in the business combination agreement may or may not be fully reflected in your public disclosures, please clarify that your public disclosures will include any material information necessary to provide your stockholders a materially complete understanding of the business combination agreement disclosures. Material U.S. Federal Income Tax Considerations, page 116

9. Please delete the term "certain" from the first sentence of this section.
10. Please file the tax opinions by amendment and include such opinions in the exhibit index.
         If counsel elects to file a short form tax opinion, both the opinion and the information in the joint proxy statement/prospectus must state clearly that the discussion in the joint proxy statement/prospectus constitutes counsel's opinion. Please revise your prospectus disclosure to provide a firm conclusion regarding treatment of the transaction under
         Section 368 and remove language stating that it is intended that, or generally, certain material tax consequences will apply. Refer to Section III of Staff Legal Bulletin No. 19 for guidance.
Officer and Director Compensation, page 134

11. Please revise to quantify the amount of out-of-pocket expenses and other reimbursements discussed on page 134.
Experts, page 235

12. Please expand the first paragraph under Experts to identify the entity that was audited by
         BDO USA, LLP, - i.e., Janus Midco, LLC. Also, revise the Exhibit Index on page II-2 to correctly indicate that Exhibit 23.2 pertains to the consent of BDO USA, LLP, independent registered accounting firm for Janus Midco, LLC, and not for Janus
         International Group, LLC as is currently stated.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Brian Cook
Janus Parent, Inc.
March 4, 2021
Page 4

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Beverly Singleton at (202) 551-3328 or Martin James at
(202) 551-
3671 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Erin Purnell at
(202) 551-
3454 with any other questions.



                                                           Sincerely,
FirstName LastNameBrian Cook
                                                           Division of
Corporation Finance
Comapany NameJanus Parent, Inc.
                                                           Office of
Manufacturing
March 4, 2021 Page 4
cc:       Michael Rigdon
FirstName LastName